April 14, 2014

Via EDGAR and EMAIL

Nicholas Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GrafTech International Ltd.

DEF14A filed April 14, 2014

PRER14A filed April 14, 2014

PRER14A filed April 7, 2014

PRER14A filed March 25, 2014

PRE 14A filed March 21, 2014

File No. 001-13888

Dear Mr. Panos:

This letter is submitted to follow up on conversations with the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), to accompany the filing made on April 14, 2014, with respect to the above-referenced proxy statements (as amended to date, the “Proxy Statement”) filed by GrafTech International Ltd. (the “Company”).

Per your request, the Proxy Statement has been modified to disclose that none of the Company’s nominees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or involved in other legal proceedings during the past ten years, including insolvency laws that would be required to be disclosed under SEC rules. All of the Company’s nominees completed questionnaires representing to the same.

In addition, the Company has expanded its disclosure of the estimated aggregate incremental costs to be incurred by the Company in connection with the proxy contest to include incidental costs, including printing, delivery, transportation, mailing costs, fees and expenses of counsel, solicitors, public relations and financial advisors.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at (216) 676-2397.

Sincerely yours,

/s/ John D. Moran
John D. Moran